FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number: 001-34884

Global Education & Technology Group Limited

9F Tower D, Beijing New Logo

A18 Zhongguancun South Street, Haidian District

Beijing 100081

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

Global Education & Technology Group Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated May 24, 2011	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Education & Technology Group Limited

By:	/s/ Yongqi Zhang
Name:	Yongqi Zhang
Title:	Chief Executive Officer

Date: May 24, 2011

Exhibit 99.1

Global Education Announces First Quarter 2011 Financial Results

1Q11 Net Revenues Increased 23.9% Year-Over-Year

1Q11 Net Income Increased 73.5% Year-Over-Year

Announces US$10 million Share Repurchase Program

BEIJING, May 25, 2011 – Global Education & Technology Group Ltd. (NASDAQ: GEDU) (“Global Education” or the “Company”), the largest test preparation provider for the International English Language Testing System (“IELTS”) and a leading provider of educational courses and related services in China, today announced unaudited financial results for the first quarter of 2011 and a share repurchase program adopted by its board of directors.

First Quarter 2011 Financial Summary

•	Total net revenues increased 23.9% year-over-year to RMB76.8 million ($11.7 million1) from RMB62.0 million in the first quarter of 2010.

•

Net income, including share-based compensation and fair value change in contingent consideration payable attributable to Global Education, increased 73.5% to RMB11.8 million ($1.8 million), from RMB6.8 million in the first quarter of 2010.

•

Non-GAAP operating income, excluding share-based compensation of RMB2.0 million ($0.3 million) versus RMB1.1 million for the first quarter 2010, decreased 63.6% year-over-year to RMB3.6 million ($0.5 million) from RMB9.9 million in the first quarter of 2010. GAAP operating income (including share-based compensation) decreased 81.8% year-over-year to RMB1.6 million ($0.2 million) from RMB8.8 million in the first quarter of 2010. In the quarter, we significantly expanded our learning center network and marketing tied to our new, high potential business lines of Kids Science and after school tutoring.

•

Non-GAAP net income, excluding share-based compensation and fair value change in contingent consideration payable attributable to Global Education, decreased 22.8% year-over-year to RMB6.1 million ($0.9 million) from RMB7.9 million in the first quarter of 2010.

1.	This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars for the quarter ended March 31, 2011 were made at a rate of RMB6.5483 to USD1.00, the U.S. dollar exchange rate against the Renminbi on March 31, 2011 as set forth in the H.10 weekly statistical release of Federal Reserve Board. Global Education makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all

•	Total course enrollments increased 13.2% year-over-year to 197,401, compared to 174,381 in the first quarter of 2010.

•	Total number of learning centers increased to 379, covering 126 cities as of March 31, 2011, up from 351 as of December 31, 2010.

•

Total number of directly-owned-and-operated learning centers increased by 13 to 95 as of March 31, 2011 from 82 as of December 31, 2010. Of these 95 directly-owned-and-operating learning centers, 65 relates to IELTS and other language test preparation and 30 are designated for kids related educational services, which includes Kids English, Kids Science and after school tutoring.

Mr. David Yongqi Zhang, Founder and Chief Executive Officer of Global Education, commented, “The first half of 2011 marked a period of significant investment for future growth. During the first quarter of 2011, we achieved stable revenue and IELTS enrollment growth. In this quarter, we invested in new business lines as we believe that rapid expansion into new business areas will present more revenue opportunities and that our new offerings such as Kids Science and after school tutoring will build a solid base for sustainable long-term growth. Although the diversification brings pressure to our operating margin in the near-term, with Global Education’s strong national brand, superior service, and experienced team, we believe we are well-positioned to succeed. We are confident that the Company and its shareholders will gain over the long-term from this national diversified expansion strategy.”

Mr. Zhang added, “As testament to the degree of our confidence in this strategy, the board of directors has authorized a $10 million share repurchase program, which we expect to implement at appropriate times within the second to fourth quarters. We see the company’s expansion and diversification as greatly contributing to our long-term growth and value.”

Ms. Hannah Lee, Vice President & Chief Financial Officer of Global Education, stated, “We are pleased with the 23.9% year-over-year revenue growth in the first quarter. As discussed on last quarter’s call, 2011 and 2012 are our investment and expansion years. Operating expenses in the first quarter of 2011 increased mainly due to acceleration of the expansion of our Kids Science and after school tutoring businesses through adding 11 centers outside of Beijing, hiring teachers, and promoting our sub-brands for these segments. To reiterate Mr. Zhang’s points, although such investment may impact our margins in the following quarters, we believe these new areas of education service present tremendous potential and the expansion will leverage our costs over the long-term.”

First Quarter 2011 Financial Performance

First quarter 2011 net revenues increased by 23.9% year-over-year to RMB76.8 million ($11.7 million) from RMB62.0 million in the same period of 2010. The increase was primarily due to the following:

•

Net revenues from educational programs and services increased by 23.9% to RMB72.0 million ($11.0 million) in the first quarter of 2011 compared to RMB58.1 million in the first quarter of 2010, due to an increase in test preparation course enrollments.

•

Net revenues from franchise fees, study abroad consulting services and sales of books and course materials increased by 23.1% to RMB4.8 million ($0.7 million) in the first quarter of 2011, compared to RMB3.9 million in the prior year period, driven primarily by increased fees and commissions earned in relation to our study abroad consulting services.

Cost of revenues, which primarily consisted of salaries and benefits, rent payments, and books and course material printing costs, increased 34.6% to RMB38.5 million ($5.9 million) in the first quarter of 2011 compared to RMB28.6 million in the same period of 2010, primarily due to larger teaching faculty and increased rental expenses and costs related to the expansion of the Company’s network of directly operated learning centers, especially in the area of Kids Science and after school tutoring by opening 11 related centers outside of Beijing in this quarter. As a result, cost of revenues represented 50.1% of net revenues in the first quarter of 2011, up from 46.1% of net revenues in the same period of 2010.

Selling and marketing expenses increased 51.2% to RMB26.0 million ($4.0 million) in the first quarter of 2011 compared to RMB17.2 million in the same period in 2010, reflecting an increase in sales and marketing staff as well as increase in commissions to sales agents and additional marketing and promotional activities especially relating to those for Kids Science and after school tutoring for promotion of the related sub-brands. As a result, selling and marketing expenses represented 33.9% of net revenues in the first quarter of 2011, up from 27.7% of net revenues in the same period of 2010.

General and administrative expenses increased 44.0% to RMB10.8 million ($1.6 million) in the first quarter of 2011 compared to RMB7.5 million in the same period of 2010 mainly due to higher share-based compensation expenses of RMB1.5 million in the first quarter of 2011 versus RMB0.6 million in 2010, and increased professional fees compared to the first quarter in 2010 when we were still a private company. General and administrative expenses represented 12.1% of net revenues in the first quarter of 2010, compared to 14.1% in the same period of 2011.

Operating income decreased 81.8% to RMB1.6 million ($0.2 million) in the first quarter of 2011, from RMB8.8 million in the same period of 2010, mainly due to a combined increase in cost of revenues, sales and marketing expenses, and general and administrative expenses aforementioned above partly due to investment in the new areas of Kids Science and after school tutoring.

As a result, operating margin for the first quarter of 2011 was 2.1%, compared to 14.2% in the same period of last year.

Fair value change in contingent consideration payable resulted in a gain of RMB7.7 million ($1.2 million) as this non-cash gain relates to mark-to-market adjustment of our contingent consideration payable for performance-linked equity of the Shenyang and Kaiyu schools acquisitions. This fair value change is calculated by multiplying the change of our share price between December 31, 2010 and March 31, 2011 by the number of contingent performance-based shares outstanding.

Income tax expense in the first quarter of 2011 was RMB1.0 million ($0.2 million), representing an effective tax rate of 7.8%, a decrease of 70.6% compared to income tax expenses of RMB3.4 million in the same period of 2010. The effective tax rate was 7.8% in the first quarter of 2011, compared to an effective tax rate of 33.1% in the same period of 2010. The decrease in effective tax rate was mainly due to the effect of the gain on fair value change of contingent consideration payable, which was not taxable, and that IPO-related expenses paid in the quarter which were deductable for tax purposes and were accounted as a reduction of paid-in capital that did not reduce net income for accounting purposes in accordance with US GAAP.

Net income increased 73.5% to RMB11.8 million ($1.8 million) in the first quarter of 2011, compared to RMB6.8 million in the same quarter of 2010.

Basic and diluted earnings per ADS were RMB0.44 ($0.07) in the first quarter of 2011. The number of weighted average ADSs used to calculate basic and diluted earnings per ADS were 25.9 million and 26.1 million, respectively. Each ADS represents four ordinary shares. The Company had approximately 103.7 million ordinary shares, representing 25.9 million ADS, outstanding as of March 31, 2011.

Non-GAAP net income, excluding share-based compensation expenses and fair value change in contingent consideration payable attributable to Global Education, was RMB6.1 million ($0.9 million) in the first quarter of 2011, representing a 22.8% decrease from the same period of 2010.

Basic and diluted non-GAAP net income per ADS, excluding share-based compensation expenses and fair value change in contingent consideration payable attributable to Global Education, for the first quarter of 2011 were both RMB0.24 ($0.04).

As of March 31, 2011, the Company had cash and cash equivalents of RMB814.3 million ($124.4 million), compared to RMB301.5 million as of March 31, 2010.

Net cash provided by operating activities in the three months ended March 31, 2011 was approximately RMB19.8 million ($3.0 million) compared to RMB22.3 million in the three months ended March 31, 2010. The slight decrease was primarily due to our increased efforts in expanding our learning center network with the opening of 13 new learning centers, and our increased promotional and marketing activities, especially in relation to promoting our new sub-brands for Kids Science and after school tutoring.

Deferred revenues increased to RMB105.1 million ($16.0 million) as of March 31, 2011, from RMB88.7 million as at March 31, 2010. This increase was mainly due to continued business growth.

Financial Outlook for Second Quarter of 2011

The Company estimates that its net revenues for the second quarter of 2011 will be in the range of RMB88 million ($13.4 million) to RMB93 million ($14.2 million), an increase of approximately 24.3% to 31.3% over the same quarter in the previous year.

This forecast reflects the Company’s current and preliminary view, which is subject to change.

“As we look towards the second quarter and the remainder of the year, we expect the study abroad market to maintain its strong upward trend, as our IELTS business remains the backbone of our topline growth. These revenue increases will be increasingly bolstered by our expansion into synergistic areas such as Kids Science, after school tutoring, and TOEFL test preparation. While optimizing our utilization of existing learning centers, extending into complementary services, and improving our human resources structure, we plan to control costs while taking advantage of the growth opportunities in China’s fast growing education services market,” stated Mr. Zhang, founder and Chief Executive Officer.

“I and the board of directors have full faith in the wisdom of the Company’s business development strategy. Our commitment to sustainable growth and profitability is reflected in our initiation of a new share repurchase program, which will serve to further align our interests with that of existing shareholders,” concluded Mr. Zhang.

Share Repurchase Program

Global Education’s board of directors has approved a share repurchase program effective May 26, 2011. According to the approved share repurchase program, Global Education is authorized to repurchase, in one or more transactions, up to US$10 million worth of its issued and outstanding ADSs traded on the Nasdaq Global Select Market. The repurchases will be made at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to a 10b5-1 plan (which if adopted, will allow the Company to repurchase its ADSs during periods in which it may be in possession of material non-public information) or otherwise. The purchases will be made subject to restrictions relating to volume, price and timing. The Company expects to implement this share repurchase program over the next six months, in a manner consistent with market conditions and the interest of its shareholders. The timing and extent of any purchases will depend upon market conditions, the trading price of its ADSs and other factors. Global Education’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. The program may be suspended or discontinued at any time.

Conference Call

The Company will hold a conference call at 8:00 pm ET on Tuesday, May 24 2011, to discuss its unaudited first quarter 2011 financial results. Listeners may access the call by dialing:

US Toll Free: +1-800-860-2442

International: +1-412-858-4600

Access code: Global Education & Technology

A replay of the call will be available through June 1, 2011. Listeners may access the replay by dialing:

US Toll Free: +1-877-344-7529

International: +1-412-317-0088

Access code: 451076

A webcast will also be available through the Company’s website at http://ir.globaleducation.cn.

About Global Education

Global Education & Technology Group Ltd. (Nasdaq: GEDU) is the largest test preparation provider for IELTS and a leading provider of educational courses and related services in China. Under its “Global” brand, the Company also offers diversified services that span a student’s educational life cycle, including after-school courses, overseas study consulting, and professional certification test preparation. As of March 31, 2011, the Company’s network comprised 95 directly operated and 284 franchised learning centers across China, as well as an online course delivery platform with more than one million registered members. For more information, please visit www.gedu.org.

Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, the Company’s guidance relating to anticipated financial and operating results for the second quarter of 2011, the Company’s future plans and the growth prospects of the Company’s business and industry, including without limitation the Company’s Kids Science, after school tutoring and TOEFL test preparation businesses. The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates can include its ability to meet challenges associated with its rapid expansion, its ability to anticipate and meet market demand, the growth of China’s economy and education market, uncertainties with respect to the China’s legal and regulatory environments, and other factors, including those stated in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s prospectus dated October 7, 2010 which was filed with the SEC and is available on the SEC’s website at www.sec.gov.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about Global Education and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only of the Company’s views as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About Non-GAAP Measures

To supplement Global Education’s unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (GAAP), the Company uses the following measures defined as non-GAAP financial measures: net income attributable to Global Education excluding share-based compensation expenses and fair value change in contingent consideration, operating income excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS attributable to the Company excluding share-based compensation expenses and fair value change in contingent consideration payable.

Global Education believes that these non-GAAP financial measures are useful for its management and investors to assess and analyze the Company’s core operating results as share-based compensation expense and fair value change in contingent consideration payable is not directly attributable to the underlying performance of the Company’s business operations and may not be indicative of its operating performance from a cash perspective. These non-GAAP financial measures also facilitate management’s internal comparisons to its historical performance and liquidity. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude the share-based compensation charge and fair value change in contingent consideration payable that have been and will continue to be for the foreseeable future a significant recurring expense in Global Education’s business.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. The Company is only providing these non-GAAP performance measures in the press release, and will not incorporate into GAAP financial statements. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliation of Unaudited non-GAAP measures to the Most comparable GAAP measures” set forth at the end of this press release

Contact Information

Global Education & Technology Group Ltd.

Hannah Lee, VP and CFO

Phone: +86 10 6212 5800

E-mail: ir@globaleducation.cn

ICR Inc.

William Zima

Phone: +86-10-6583-7511 or +1-646-328-2520

E-mail: william.zima@icrinc.com

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of March 31, 2011	As of December 31, 2010	As of March 31, 2011
	RMB	RMB	USD
Current assets:

Cash and cash equivalents	814,337	807,589	124,359
Restricted cash	771	—	118
Term deposits	5,000	5,271	764
Accounts receivable, net of allowance	2,968	2,690	453
Prepaid expenses and other current assets	23,403	18,785	3,573
Deferred tax assets, current	5,605	5,721	856
Amounts due from a related party	—	—	—

Total current assets	852,084	840,056	130,123

Property and equipment, net	85,674	85,406	13,083
Acquired intangible assets, net	5,168	5,609	789
Goodwill	35,906	35,906	5,483
Other non-current assets	4,908	6,463	750

Total Assets	983,740	973,440	150,228

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY

Current liabilities:

Accounts payable	14,605	20,412	2,230
Deferred revenue	104,968	88,704	16,030
Accrued expenses and other current liabilities	34,794	37,945	5,314
Deferred tax liabilities, current	366	354	56
Tax payable	6,961	7,190	1,063
Dividend payable	—	—	—

Total current liabilities	161,694	154,605	24,693

Contingent consideration payable	15,386	23,103	2,349
Deferred tax liabilities, non-current	2,042	2,065	310
Other non-current liabilities	4,204	1,275	642

Total Liabilities	183,326	181,048	27,996

Redeemable convertible preferred shares	—	—	—

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of March 31, 2011	As of December 31, 2010	As of March 31, 2011
	RMB	RMB	USD
Shareholders’ Equity
Ordinary shares	75	75	11
Additional paid-in capital	706,888	705,927	107,950
Statutory reserves	26,252	25,605	4,009
Retained earnings	74,674	63,481	11,404
Accumulated other comprehensive loss	(7,475)	(2,696)	(1,142)

Total Shareholders’ Equity	800,414	792,392	122,232

Total Liabilities, Redeemable Convertible Preferred Shares and Shareholders’ Equity	983,740	973,440	150,228

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Unaudited Interim Condensed Consolidated Statements of Operations

(In thousands, except ADS and per ADS data)

	For the three months ended March 31,
	2011	2010	2011
	RMB	RMB	USD
Revenues
Educational programs and services	71,965	58,056	10,990
Franchise fees, study abroad consulting services and sales of books and course materials	4,871	3,965	744

Total revenues	76,836	62,021	11,734

Operating costs and expenses
Cost of revenues	(38,475)	(28,560)	(5,876)
Selling and marketing expenses	(26,032)	(17,161)	(3,975)
General and administrative expenses	(10,769)	(7,497)	(1,645)

Total operating costs and expenses	(75,276)	(53,218)	(11,496)

Operating income	1,560	8,803	238

Interest income	3,100	1,455	473
Foreign exchange losses, net	(50)	(6)	(8)
Consideration payable fair value change	7,717	—	1,179
Other income/(expense), net	510	(100)	78

Income before income taxes	12,837	10,152	1,960

Income tax expense	(997)	(3,359)	(152)

Net income	11,840	6,793	1,808

Accretion of convertible redeemable preferred shares	—	(1,916)	—
Income allocated to participating preferred shareholder	—	(2,246)	—

Net income attributable to ordinary shareholders	11,840	2,631	1,808

Net income per share:
Basic	0.11	0.05	0.02
Diluted	0.11	0.05	0.02

Weighted average number of shares outstanding:
Basic	103,668,861	49,110,791	103,668,861
Diluted	104,532,006	49,644,269	104,532,006

	For the three months ended March 31,
	2011	2010	2011
	RMB	RMB	USD
Share-based compensation expense included in:
Cost of revenues	176	141	27
Selling and marketing expenses	302	360	46
General and administrative expenses	1,524	590	233

Total	2,002	1,091	306

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Reconciliation of Unaudited Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands, except ADS and per ADS data)

	For the three months ended March 31,
	2011	2010	2011
	RMB	RMB	USD

General and administrative expenses	10,769	7,497	1,645
Share-based compensation expense in general and administrative expenses	1,524	590	233

Non-GAAP general and administrative expenses	9,245	6,907	1,412

Total operating costs and expenses	75,276	53,218	11,496
Share-based compensation expenses	2,002	1,091	306

Non-GAAP operating costs and expenses	73,274	52,127	11,190

Operating income	1,560	8,803	238
Share-based compensation expenses	2,002	1,091	306

Non-GAAP operating income	3,562	9,894	544

Operating margin	2.0%	14.2%	2.0%
Non-GAAP operating margin	4.6%	16.0%	4.6%

Net income	11,840	6,793	1,808
Share-based compensation expenses	2,002	1,091	306
Fair value change in contingent consideration payable	(7,717)	—	(1,179)

Non-GAAP net income	6,125	7,884	935

Net income per ADS attributable to ordinary shareholders - Basic (Note 1)	0.44	0.20	0.07
Net income per ADS attributable to ordinary shareholders - Diluted (Note 1)	0.44	0.20	0.07

Non-GAAP Net income per ADS attributable to ordinary shareholders - Basic (Note 1)	0.24	0.28	0.04
Non-GAAP Net income per ADS attributable to ordinary shareholders - Diluted (Note 1)	0.24	0.28	0.04

Weighted average shares used in calculating basic net income per ADS (Note 1)	103,668,861	49,110,791	103,668,861
Weighted average shares used in calculating diluted net income per ADS (Note 1)	104,532,006	49,644,269	104,532,006

Note 1: Each ADS represents four common shares